

May 10, 2012

Via E-mail
J. Andrew Bolt
Executive Vice President and Chief Financial Officer
Armored AutoGroup Inc.
39 Old Ridgebury Road
Danbury, CT 06810

> **Re:** **Armored AutoGroup Inc.**
> **Registration Statement on Form S-4**
> **Filed April 13, 2012**
> **File No. 333-180736**

Dear Mr. Bolt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. We note that you are registering the exchange of 9.25% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). <u>See also</u> Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

3. Please revise to include information required by Item 102 of Regulation S-K.

4. Please advise us whether the data provided by NPD Group, Inc. and Nielsen Holdings N.V. was obtained from market reports commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Please also provide us with copies of these industry reports.

5. Please revise your Summary, MD&A, and Business sections to remove marketing language that is not objectively verifiable in discussing your products. We note, for example, "high-quality" product line, "strong brand equity," and "high-quality product formulations." Otherwise, please revise to characterize these statements as beliefs.

6. We note that you have included numerous factual assertions about the company, its products and the industry in which it operates in your Summary, MD&A, and Business sections without providing a source of the information used in the prospectus. For each factual assertion please revise to identify the source and provide us with a copy of the source.

<u>Cautionary Statement Regarding Forward-Looking Statements, page ii</u>

7. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of

the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Market Share, Ranking and Industry Data and Forecasts, page iv

8. Please revise to delete the last sentence in this section starting with "[w]e cannot guarantee the accuracy or completeness of such information contained in this prospectus."

Summary, page 1

9. We note that you have incurred losses in the last two fiscal years. Please revise to include your losses for fiscal years 2011 and 2010 in your Summary and Business sections.

Company overview, page 1

10. You state that Armor All and STP have the #1 and #3 positions in their categories, respectively. Please revise to clarify how these positions are measured.

11. We note the statement in the first paragraph regarding the myriad of products your brands offer. Please quantify the number of products you offer or explain why you believe "myriad" is an accurate characterization.

Risk Factors, page 17

12. We note your disclosure that the "risks and uncertainties described below are not the only risks and uncertainties that [you] face." All material risks should be discussed in this section. Please revise this paragraph to clarify that you have discussed all known material risks.

We operate under an FTC consent order, page 34

13. We note that you may become subject to significant fines and penalties if you are found in violation of the FTC consent order. If possible, please revise to provide an estimate of the amount of the fines and penalties you may incur or a discussion of how the fines and penalties would be calculated.

Ratio of Earnings to Fixed Charges, page 41

14. Please revise to disclose the components of your "fixed charges" for each period presented in the calculations of the ratio of earnings to fixed charges included on page 41.

15. Since the ratio of your earnings to cover fixed charges is less than one-to-one coverage for the period from November 5, 2010 to December 31, 2010 and for the year ended December 31, 2011, please revise to disclose the dollar amount of your deficiency of earnings to cover fixed charges for each of these periods rather than a ratio of earnings to fixed charges. Refer to the guidance outlined in Item 503(d)(2) of Regulation S-K.

Capitalization, page 43

16. Please explain why the remaining unamortized discount disclosed in footnote (1) on page 43 of $8.1 million does not agree to the discount of $17.7 million reflected in the table in Note 7 on page F-27 of the financial statements. If there is also a discount associated with the 9.25% Senior Notes, please revise to provide footnote disclosure to the capitalization table disclosing the amount of such unamortized discount.

Selected Historical Financial Data, page 44

17. Please revise to clearly "blackline" the summary and selected historical financial and other data of the predecessor entity from that of the successor entity. Your financial statements included elsewhere in the registration statement should be similarly revised.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Policies, page 48

18. We note your section on critical accounting policies. It appears that the items included are a mere repetition of your note on Significant Accounting Policies. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Please revise accordingly.

Unaudited Pro Forma Statement of Operations, page 51

19. Please revise the introductory paragraph to disclose the significant terms of the acquisitions transaction that is reflected in the pro forma statement of operations for 2010. Also, as many of the pro forma adjustments are based on the change in basis that resulted from the acquisition transaction, please revise the notes to the pro forma financial information to include a purchase price allocation for the acquisition transaction.

20. Refer to footnote 1(a). Please tell us and revise footnote 1(a) to disclose the number and significant terms of the share-based compensation awards made under the new plan. As

part of your response and your revised disclosure, you should also explain how you calculated or determined the amount of the pro forma adjustments for compensation expense associated with awards under the new plan.

21. In a related matter, please advise us and revise your disclosure to describe the nature of the liquidity events that may impact the recognition of expense for awards issued under the new share based compensation plan. Your response and your revised disclosure should also explain the reasons why management is unable to conclude whether they are probable of occurring. We may have further comment upon reviewing your response.

22. Refer to footnote 1(d). Please tell us and revise Note 1(d) to disclose the method and significant assumptions used to compute the pro forma impact to amortization of intangibles and cost of products sold from the recognition of intangibles and to the step-up of property and equipment to fair value. Your revised disclosure should indicate both the amount of the intangibles and step up in fair value of property and equipment recognized and the useful lives over which such amounts are being recognized as expense.

23. Refer to footnote 1(g)(4). Please revise to disclose the amount of deferred debt costs recognized and the method and amortization period over which such costs will be amortized to expense.

24. Refer to footnote 1(h). Based on the effective tax rate of 38% disclosed in footnote (h), we are unable to determine how pro forma adjustment (h) was calculated or determined. Please advise or revise as appropriate.

25. Under Certain Relationships and Related-Party transactions on page 93, you indicate that in connection with the acquisition, you entered into an employment agreement with Mr. David P. Lundstedt, your Chairman of the Board of Directors, President, and Chief Executive Officer. It is not clear whether Mr. Lundstedt's renewed compensation package has been reflected in the pro forma adjustments, as this agreement was directly associated with the acquisition and will have a continuing impact on your operations. Please revise your pro forma statement of operations for 2010 to include the applicable pro forma adjustments giving effect to this revised compensation agreement and revise the notes to the pro forma financial information to disclose the significant terms of this agreement. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

26. Similarly, it appears that you entered into a consulting relationship with Mr. McIlvaine, your Director and Industry Executive of Avista, to provide consulting services. As this agreement appears to be directly associated with the acquisition, and will have a continuing impact on the company's operations, please revise your pro forma financial statements to include the applicable pro forma adjustments giving effect to this agreement and disclose the significant terms of this agreement in the notes to the pro forma financial information.

Results of operations, page 55

27. We note that your discussion of the changes in the results of operations focuses on sales and gross profit, without a separate discussion of cost of sales. Please revise to also discuss and analyze cost of sales. Because gross profit is impacted by both sales and cost of sales, we believe a separate discussion of cost of sales results is necessary and appropriate.

28. With respect to changes in various revenue and expense line items, to the extent any changes can be attributed to more than one factor, revise your disclosures to separately quantify and discuss factors responsible for these changes. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in revenues and expense categories and resultant operating earnings. Please note that even when total amounts do not materially vary from period to period, the impacts of material variances that offset each other should be separately disclosed, quantified, and discussed (not netted).

29. Please expand your discussion of net sales to explain what you mean by "reduced merchandising support" and more specifically describe the "adverse weather conditions" that impacted your sales volume.

Business, page 67

30. You disclose in the risk factors section on page 34 that you operate under an FTC consent order. Please include a discussion of the terms of the consent order and how it impacts your business in this section. Please also file the order as an exhibit to the registration statement or explain why you believe this is not required.

Our competitive strengths, page 68

31. Please revise to explain your disclosure that you "are either a category captain or category advisor to many of [your] accounts."

Marketing Campaigns and Strategies, page 72

32. Please revise the second full paragraph on page 73 to describe your associations with some of the most famous names in motorsports. Otherwise, please eliminate these references.

Raw materials, page 74

33. We note the first risk factor on page 34 regarding your suppliers. In this section, please identify your single-source suppliers and the materials supplied.

Summary Compensation Table, page 87

34. We note that certain of your named executive officers received option awards in 2011 pursuant to your 2010 Equity Plan. Please explain why you have not included a Grants of Plan-Based Awards table pursuant to Item 402(d) of Regulation S-K or a discussion of the vesting schedule, including performance-based conditions, pursuant to Item 402(e) of Regulation S-K.

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes, page 98

35. Please revise to disclose that the notice announcing an extension of the exchange offer will disclose the number of securities tendered as of the date of the notice.

Conditions on the Exchange Offer, page 102

36. We note that you may determine in your "sole reasonable judgment" or "sole reasonable discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Consequences of Tendering Old Notes, page 172

37. Please revise the second paragraph in this section to delete the statement that the discussion is "for general information only."

Consolidated Statement of Cash Flows, page F-6

38. We note from your statement of cash flows for the year ended December 31, 2011 that you have reflected the change in your book overdraft as a component of cash flows from operating activities. Please tell us why you believe it is appropriate to reflect such amount as a component of operating activities rather than in financing activities pursuant to the guidance in AICPA Technical Practice Aid Section 1300.15.

Note 2-Related Party Transactions, page F-18

39. We note from the disclosure included in Note 2 that during the Predecessor periods, all Clorox funding to you has been accounted for as capital contributions from Clorox and all cash remittances to you have been accounted for as distributions to Clorox. Accordingly, no cash, debt or related interest charges from Clorox were reflected in the Predecessor financial statements. Given such factors, please revise the notes to your financial statements for all Predecessor periods presented to include an analysis of the activity in "net Clorox investment" account along with disclosure of the average balance for each of these periods. Refer to the guidance outlined in SAB Topic 1:B Question 4.

40. We note that certain arrangements with related parties such as consulting agreements with directors and officers have been discussed on pages 92 through 94 of the registration statement under the heading "Certain Relationships and Related-Party Transactions" but have not been disclosed in your financial statements as required by ASC 850-10-50. Please revise the notes to your financial statements to disclose the nature and significant terms of all related party transactions.

41. We note from the disclosure in the last paragraph on page 25 that Avista and several of its employees together own approximately 99.3% of Parent, which is the sole stockholder of Intermediate, your parent company. As a result, Avista has the power to elect your board of directors and effectively control major decisions regardless of whether holders of the Exchange Notes believe that any such decisions are in their own best interests. To the extent one shareholder is able to influence the outcome of shareholder votes and have substantial influence or control over your affairs, the notes to your audited financial statements should indicate the percentage ownership interest that this party holds and their ability to exercise significant influence or control over your operations. Refer to the requirements of ASC 850-10-50-6.

Note 3-Business Combinations, page F-20

42. Advise us and add disclosure to Note 3 to describe what the line item "working capital true-up" presented in the purchase prices allocation represents and explain how it was calculated or determined.

43. We note that in connection with the Acquisition transaction, a customer relationship intangible in the aggregate amount of $325,300 and trademarks and brands not subject to amortization of $99,400 were recognized in your financial statements. Given the materiality of these intangible assets, please tell us and revise Note 3 to explain in further detail how you calculated or determined the amounts of the intangible asset recognized. As part of your response and your revised disclosure, you should also disclose the estimated useful life over which the customer relationship intangible asset is being amortized to expense and should explain how this estimated useful life or period of future benefit was calculated or determined.

44. Also, we note from the disclosure included in Note 3 that you amortize purchased definite-lived intangible assets, including customer relationships, on a straight-line basis over their estimated useful lives. Often, however, customer relationships may dissipate at a more rapid rate in the earlier periods following a company's succession to these relationships, with the rate of attrition declining over time until relatively few customers remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, an accelerated method of amortization, rather than the straight-line method, may be the most appropriate and systematic allocation of the intangibles' cost to the periods benefited. In light of the

materiality of customer relationships, please tell us what consideration was given to amortizing customer relationships under an accelerated method. Assuming a satisfactory response, disclosure should be added to your financial statements to describe the reasons management believes amortization on straight-line basis is appropriate.

45. We note that during the year ended December 31, 2011, you retrospectively adjusted the goodwill balance, as of the Acquisition, primarily to reflect a change in estimated state tax rates used to value deferred tax assets and liabilities that were recorded on a provisional basis in the original purchase accounting. We also note that the retrospective adjustment resulted in a reduction of net tangible liabilities assumed and goodwill in the amount of $5,768,000. The measurement period adjustment was recorded based on information obtained during the period of adjustment. Advise us and revise your disclosure to describe the nature of the new information obtained during the period of adjustment and explain in further detail how this adjustment to liabilities assumed and goodwill was calculated or determined.

46. Please revise Note 3 to include a qualitative description of the factors that make up the goodwill recognized, such as intangible assets that do not qualify for separate recognition, or other factors. Refer to the disclosure requirements outlined in ASC 805-30-50.

47. We note from the disclosure included in the Business and other sections of the registration statement that your products consist primarily of the Armor All and STP product line offerings. As these appear to represent two distinct types of products or product lines, please revise Note 13 to disclose the revenues associated with each of these product lines during the various periods presented in your financial statements. Refer to the disclosure requirements outlined in ASC 280-10-50-40.

Exhibit 5.1

48. Please have counsel revise the first sentence in the last paragraph on page 2 of the legal opinion to delete the word "internal" when describing the law of the State of New York. Otherwise, please explain the meaning of this limitation and why counsel believes it is appropriate.

49. Please have counsel revise the last partial sentence on page 2 of the opinion to delete the limitation that relates to counsel's lack of qualification to practice law in the State of Delaware. It is inappropriate for counsel to indicate that it is not qualified to opine on the law of the jurisdiction in question.

50. Please have counsel revise to delete the penultimate paragraph on page 3 of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc (via E-mail):   Jason K. Zachary, Esq.
                     Kirkland & Ellis LLP